April 19, 2005

Mail Stop 04-09

VIA U.S. MAIL AND FAX (714) 662-4412

Mr. Thomas J. Rhia
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

RE:	WNC California Housing Tax Credits, L.P.
	File No.  0-20058
      Form 10-K for the year ended March 31, 2004
Forms 10-Q for the quarterly periods ended June 30, 2004, September
30, 2004, and December 31, 2004

Dear Mr. Riha:

      We have reviewed your response letter dated April 15, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Financial Statements

New Accounting Pronouncements, page 27

1. Your response to prior comment 1 indicates that your rights in the
Local Limited Partnerships do not constitute control under paragraphs
9 and 10 of SOP 78-9, but merely call into question the ability of the Local General Partner to control the Local Limited Partnership.
We note that this assertion addresses only paragraph 9 of SOP 78-
9.
Supplementally explain to us how you reconcile your previous discussion of the important rights that you hold and the fact that you hold more than 50 percent of the total partnership interest with your conclusion that consolidation under both paragraphs 9 and 10 of
SOP 78-9 is not warranted.

2. Relating to the above comment, if the combination of your important rights under the partnership agreement(s) and your majority ownership interest do not constitute control under SOP 78-9 then please clarify your conclusion that voting rights in the Local Limited Partnerships are not disproportionate to ownership interests as contemplated by paragraph 5(c) of FIN 46(R).

3. Prior comment 2 correctly referenced paragraph 5(b) of FIN
46(R).
Specifically our comment was intended to address subparagraph (1). In a supplemental response please provide us with a detailed analysis, by partnership, of the amount of equity contributed by the
Local General Partner and the amount of all fees earned by the Local
General Partner prior to the commencement of operations. Specifically, quantify the amount of equity investment at risk held by each Local General Partner as defined in FIN 46(R). Also, tell us how that analysis has impacted your evaluation under paragraph 5(b)
considering the Local General Partners` decision making abilities.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 824-5539 or me at (202) 824-5222.



Sincerely,



Steven Jacobs
Branch Chief


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WNC California Housing Tax Credits, L.P.
April 19, 2005
Page 1